INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

January 11, 2009

Introduction

This Management Discussion & Analysis (“MD&A”) for International Tower Hill Mines Ltd. (the “Company” or “ITH”) for the six months ended November 30, 2009 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of January 11, 2010 and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended May 31, 2009 and 2008.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars.

This MD&A contains certain statements that may constitute “forward-looking statements”.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, the proposed timing for the preparation and delivery of a Preliminary Economic Assessment for the Livengood deposit incorporating a milling scenario, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”.  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.  In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations.  See “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s (“SEC”) mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefore or economics with respect thereto, are not indicative of mineral deposits on the Company’s properties or the potential production from, or cost or economics of, any future mining of any of the Company’s mineral properties.

Cautionary Note to US Investors Concerning Reserve and Resource Estimates

National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in this MD&A or released by the Company in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101.  These definitions differ from the definitions in the SEC’s Industry Guide 7 (“Guide 7”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”).  Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.  Under Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

Current Exploration Activities

General

The Company remained focused on the Livengood deposit resource expansion drilling program during the quarter and to date as well as the preparation of the updated resource estimate released October 13, 2009 and its first Preliminary Economic Analysis released on November 30, 2009.  The drilling program operated 4 drill rigs during this period, and completed approximately 125 drill holes. The Company also embarked on a major metallurgical test program with the Kappas Cassidy group in Reno, Nevada expanding the metallurgical test work across the entire deposit and focusing on the mill recovery characteristics (which produced encouraging results in the initial test work).  In addition, the Company continued to advance its environmental baseline sampling program, wetlands mapping and other related long-term mine permitting projects at Livengood.

On October 9, 2009, the Company completed the purchase of the interests of Redstar Gold Corp. and Redstar Gold U.S.A. Inc. in the North Bullfrog project in Nye County, Nevada.  The Company is presently planning to implement the next phase of exploration on the North Bullfrog project in mid 2010.

The Company’s common shares commenced trading on the Toronto Stock Exchange (“TSE”), effective at market opening, on Tuesday, December 1, 2009 under the symbol “ITH”.  As a consequence, the Company's common shares were de-listed from the TSX Venture Exchange upon the commencement of trading on the TSE.  The Company’s common shares continue to trade on the NYSE-Amex (Symbol “THM”) and Frankfurt (Symbol “IW9”) Stock Exchanges.

The Company completed its initial drill testing of the Coffee Dome project 15 kilometres east of the Fork Knox mill.  A total of 1,356 metres of diamond drilling in 5 holes was completed in this initial phase of work, testing the UAF and Main Zone targets.  Results have defined a large, broad zone of stratigraphically controlled gold mineralization within part of the larger UAF-Miller target area that extends for at least 2 kilometres to the north.  The Company is currently analyzing the structural data from the drilling in an effort to target higher grade feeders to the system.

The Company entered into a Joint-Venture Agreement dated November 2, 2009 with Ocean Park Ventures Corp. (“OPV”) on the Chisna Copper/Gold Project located in the Hartman Mining District of South Central Alaska.  Pursuant to the JV Agreement, an Alaskan subsidiary of OPV and a subsidiary of the Company will form a joint venture for the purpose of exploring and developing the Chisna Project.  The transaction is subject to acceptance for filing by NEX on behalf of OPV.

In October, 2009, due to disappointing exploration results and a desire to focus on the Livengood project, the Company terminated the option agreement with Cook Inlet Region, Inc., and abandoned substantially all of the 108 Alaska State mining claims originally staked, in connection with the BMP project, and wrote off the $576,222 in associated costs.

In January, 2010, the Company hired Mr. Carl Brechtel as the Company’s new Chief Operating Officer.  Mr. Brechtel has 30 years of mining industry experience on four continents, much of it in the design and development of new projects.  He most recently held the position of Pre-feasibility Manager for AngloGold’s La Colosa operation in Columbia, a large, open pit-milling, development project.  Mr. Brechtel will be in charge of advancing the Livengood project toward production as well as assembling the operational team necessary to construct and operate a major mining project.

The Company did not carry out any significant work on any of the Terra, LMS, Chisna, or West Pogo projects in Alaska or the North Bullfrog project in Nevada during the quarter or to date.

Alaska Properties

Livengood Project

2009 Summer Program Progress

Based on positive results from its new discovery in the Sunshine and Northeast zones (figure 1), the Company expanded its planned Summer 2009 drilling program from 35,000 metres to 65,000 metres.  Results from these areas have outlined a major expansion of the deposit to the east which currently remains open.  In addition, the deposit has been expanded to the southeast in the East Zone area and to the west.  Approximately 100 holes (32,000 metres) have been added to the model for the updated resource estimate released October 13, 2009, and all these results are included in the Company’s first Preliminary Economic Assessment.

The new Sunshine Zone is a very thick (+170 metres), outcropping, deeply oxidized area of the deposit which is developing into an important potential near-term mining target.  The characteristics of this zone of mineralization will likely play a major role in the early mining phase of the recently completed economic analysis of the deposit.  In addition, current exploration drilling between the Sunshine Zone and the Northeast Zone indicates the two areas, which are about ½ of a kilometre apart, are potentially connected, and this could significantly expand the tonnage potential of the area (Figure 1).

Figure 1 : Locations of new assay results and current cumulative grade thickness map.  Grade thickness contours are plotted relative to the location of mineralization in the subsurface in angled drill holes and so are offset from the collar locations shown.

RC-0073
07-24
RC-256
RC-0257
RC-0170
RC-0222
RC-0237
08-28
RC-0162
RC-0228
Cambrian
Upper Sediments
Main Volcanics
Lower Sediments
26m@0.7
26m@0.6
40m@0.8
24m+51m@0.9
53m@1.0
23m@0.9
32m@0.9
58m@1.3
46m@0.8
125m@0.9
76m@0.8
64m@0.8
33m@0.8
72m@0.8
41m@0.9
51m@1.3
52m@1.1
15m@1.4
47m@1.2
46m+11m@1.1
29m@0.5
Gold Intercepts
1.0 - 4.5g/t
0.5 - 1.0g/t
0.25 - 0.5g/t
100m

Figure 2 : Section 429525E illustrating intercepts and the continuity of the mineralization in the Sunshine Zone.

Table 1  New intercepts from 2009 Summer Drill Program

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Cumulative grams x metres
SUNSHINE ZONE
MK-09-39	144.8	162.2	17.4	0.96	112.96
includes	150.9	158.8	7.9	1.59
	173.9	188.5	14.7	0.97
	204.1	212.5	8.4	1.01
	256	260.6	4.6	0.94

MK-RC-0206	54.9	64	9.2	0.65	101.25
	77.7	120.4	42.7	0.67
	207.3	225.6	18.3	0.51
	291.1	295.7	4.6	0.9
	300.2	320	19.8	0.58
	353.6	361.2	7.6	1.28

MK-RC-0213	204.22	214.88	10.66	1.25	66.54

MK-RC-0215	67.06	89.92	22.86	0.57	87.96
	243.84	266.7	22.86	0.48

MK-RC-0217	62.48	77.72	15.24	0.7	101.46
	257.56	289.56	32	0.71

MK-RC-0220	7.6	24.4	16.8	0.63	167.24
	35.1	56.4	21.3	0.5
	192	208.8	16.8	0.66
	239.3	292.6	53.3	0.99
includes	281.9	285	3.1	7.89
	298.7	359.7	61	0.69

MK-RC-0223	73.2	91.4	18.3	1.88	180.88
	189	199.6	10.7	1.27
	225.6	245.4	19.8	0.78
	251.5	338.3	86.9	0.62

MK-RC-0224	33.5	59.4	25.9	0.71	158.6
	140.2	158.5	18.3	0.58
	167.6	193.6	25.9	0.66
	198.1	205.7	7.6	1.11
	207.3	271.3	64	1.19

MK-RC-0226	4.6	9.1	4.6	2.96	173.12
	13.7	39.6	25.9	0.92
	44.2	85.3	41.1	0.85
includes	50.3	54.9	4.6	2.27
	91.4	140.2	48.8	0.5
	146.3	158.5	12.2	0.55
	181.4	193.6	12.2	0.54
	202.7	239.3	36.6	0.56
	245.4	295.7	50.3	0.58

MK-RC-0228	97.5	126.5	29	0.5	43.33

MK-RC-0229	76.2	106.7	30.5	0.62	114.15
	109.7	112.8	3.1	1.33
	117.4	149.4	32	0.96
includes	138.7	141.7	3	5.17
	157	237.7	80.8	0.74
includes	181.4	193.6	12.2	1.08

MK-RC-0231	21.3	102.1	80.8	0.86	110.59
includes	21.3	30.5	9.1	1.95
includes	47.2	62.5	15.2	1.35
	109.7	134.1	24.4	0.57
	202.7	211.8	9.2	0.73
MK-RC-0233	0	18.29	18.29	2.02	124.85
	141.73	163.07	21.34	0.89
includes	147.83	155.45	7.62	1.7
	164.59	193.55	28.96	0.64

MK-RC-0234	96.01	108.2	12.19	2.27	175.32
	112.78	144.78	32	0.98
includes	115.82	120.4	4.58	2.28
includes	131.06	138.68	7.62	1.33
	335.28	379.48	44.2	1.2
includes	335.28	338.33	3.05	9.16
	394.72	423.67	28.95	0.97

MK-RC-0236	156.97	233.17	76.2	0.99	99.26

MK-RC-0237	3.05	19.81	16.76	0.68	205.83
	25.91	97.54	71.63	0.85
includes	38.1	50.29	12.19	1.74
	100.58	141.73	41.15	0.89
	155.45	181.36	25.91	0.81
	199.64	219.46	19.82	0.53
	262.13	278.89	16.76	1.01
includes	274.32	278.89	4.57	2.37
	339.85	362.71	22.86	0.82
includes	353.57	362.71	9.14	1.48

MK-RC-0239	123.44	140.21	16.77	2.14
	141.73	172.21	30.48	0.55
	175.26	207.26	32	0.82
	294.13	316.99	22.86	0.5
	396.24	426.72	30.48	0.7

MK-RC-0240	18.29	33.53	15.24	0.82
	38.1	64.01	25.91	0.45
	73.15	91.44	18.29	0.63
	187.45	196.6	9.15	1.57
	245.36	263.65	18.29	0.58

MK-RC-0242	0	56.39	56.39	0.6	185.95
	60.96	92.96	32	0.72
includes	62.48	70.1	7.62	1.49
	94.49	123.44	28.95	0.57
	141.73	164.59	22.86	0.59
	190.5	220.98	30.48	0.63
	228.6	239.27	10.67	0.83
	263.65	289.56	25.91	0.55
	377.95	419.1	41.15	0.64
includes	396.24	405.38	9.14	1.1

MK-RC-0244	28.96	94.49	65.53	0.57	83.86

MK-RC-0246	hole lost and redrilled as 249

MK-RC-0247	73.15	79.25	6.1	0.86
	114.3	124.97	10.67	0.65
	173.74	184.4	10.66	0.68
	236.22	242.32	6.1	1.19
	248.41	257.56	9.15	0.74
	262.13	271.27	9.14	0.68

MK-RC-0249	97.54	103.63	6.09	0.97
	123.44	128.02	4.58	1.72
	138.68	152.4	13.72	1.02
	172.21	182.88	10.67	0.9
	214.88	219.46	4.58	1
	368.81	402.34	33.53	0.52

MK-RC-0250	42.67	45.72	3.05	5.18	78.53
	239.27	278.89	39.62	0.52

MK-RC-0251	188.98	198.12	9.14	0.85
	210.31	219.46	9.15	0.59

MK-RC-0253	39.62	42.67	3.05	1.49
	103.63	114.3	10.67	0.66
includes	105.16	109.73	4.57	1.06
	124.97	132.59	7.62	0.87
	265.18	278.89	13.71	0.56

MK-RC-0254	28.96	35.05	6.09	0.79
	106.68	117.35	10.67	1.15
	129.54	132.59	3.05	3.17
	204.22	214.88	10.66	0.81
	300.23	303.28	3.05	1.77
	327.66	368.81	41.15	1.12
includes	327.66	341.38	13.72	2
	373.38	385.57	12.19	1.09
	399.29	422.15	22.86	0.54

MK-RC-0256	80.77	105.16	24.39	0.94	189.99
	123.44	179.83	56.39	0.9
includes	132.59	147.83	15.24	1.55
	352.04	367.28	15.24	1.18
	368.81	426.72	57.91	1.3
includes	387.1	393.19	6.09	2.13
includes	405.38	413	7.62	2.05
includes	419.1	423.67	4.57	2.32

MK-RC-0257	60.96	114.3	53.34	1.02	152.66
includes	92.96	103.63	10.67	1.8
	150.88	173.74	22.86	0.88
	187.45	201.17	13.72	0.74
	228.6	260.6	32	0.95
	265.18	274.32	9.14	1.74

MK-RC-0258	32	36.58	4.58	1.39
	47.24	60.96	13.72	0.65
	131.06	147.83	16.77	0.62
	164.59	178.31	13.72	0.63
	201.17	208.79	7.62	0.68
	245.36	256.03	10.67	0.61
	260.6	269.75	9.15	0.63

MK-RC-0267	74.68	131.06	56.38	0.62
includes	97.54	100.58	3.04	2.27
includes	112.78	117.35	4.57	1.19
	172.21	188.98	16.77	0.59
	225.55	342.9	117.35	1.17
includes	233.17	240.79	7.62	1.31
includes	252.98	265.18	12.2	1.68
includes	271.27	275.84	4.57	2.94
includes	284.99	288.04	3.05	1.69
includes	294.13	323.09	28.96	1.59
includes	329.18	338.33	9.15	1.27
MK-09-43	0	25.91	25.91	0.77
	162.76	166.71	3.95	2.55
	220.98	297.95	76.97	0.71
includes	234.7	251.79	17.09	1.13
	302.08	341.08	39	0.6
	345.34	374.33	28.99	1.04
includes	363.32	370.69	7.37	1.41
	375.82	393.67	17.85	0.99
MK-RC-0292	48.77	62.48	13.71	0.58
	117.35	140.21	22.86	1.43
includes	120.4	129.54	9.14	2.75
MK-RC-0294	0	16.76	16.76	0.69
	150.88	164.59	13.71	0.8
	169.16	188.98	19.82	1.71
includes	181.36	184.4	3.04	5.97
	205.74	224.03	18.29	1.15
includes	207.26	214.88	7.62	2.22
	265.18	278.89	13.71	0.61
MK-RC-0297	128.02	146.3	18.28	0.5
	195.07	219.46	24.39	0.57
	230.12	310.9	80.78	0.45
MK-RC-0300	27.43	39.62	12.19	1.01
	45.72	64.01	18.29	0.59
MK-RC-0303	21.34	117.35	96.01	1.47
includes	45.72	53.34	7.62	1.94
includes	102.11	115.82	13.71	5.06
	147.83	167.64	19.81	0.7
includes	160.02	166.12	6.1	1.32
	184.4	205.74	21.34	1.16
includes	184.4	190.5	6.1	3.02

NE ZONE
MK-RC-0202	102.1	109.7	7.6	0.9	117.79
	118.9	132.6	13.7	0.66
	137.2	150.9	13.7	0.8
includes	140.2	143.3	3	2.3
	155.5	170.7	15.2	0.51
	176.8	187.5	10.7	1.2
	192	204.2	12.2	0.68
	208.8	237.7	29	0.61
	288	300.2	12.2	0.49
	338.3	344.4	6.1	1.83

MK-RC-0207	99.1	117.4	18.3	0.51	157.91
	128	140.2	12.2	0.81
	160	185.9	25.9	1.46
includes	161.5	166.1	4.6	1.83
	263.7	274.3	10.7	1.14
	280.4	320	39.6	0.86
includes	289.6	295.7	6.1	1.37
	361.2	397.8	36.6	0.67
includes	376.4	387.1	10.7	1.01

MK-RC-0209	0	36.6	36.6	0.45	85.33
	134.1	144.8	10.7	0.52
	221	268.2	47.2	0.64
includes	234.7	240.8	6.1	1.46
includes	257.6	265.2	7.6	0.85
	277.4	310.9	33.5	0.5

MK-RC-0243	0	18.29	18.29	0.97
includes	7.62	13.72	6.1	1.58
	36.58	48.77	12.19	0.68
	67.06	73.15	6.09	0.93
	79.25	91.44	12.19	0.52
	144.78	147.83	3.05	3.06
	163.07	193.55	30.48	0.58
	207.26	214.88	7.62	0.77
	262.13	280.42	18.29	0.59

MK-RC-0255	32	45.72	13.72	0.95

MK-RC-0260	73.15	80.77	7.62	0.89
	88.39	109.73	21.34	1.43
includes	97.54	103.63	6.09	3.93
	114.3	124.97	10.67	1.58
	310.9	320.04	9.14	0.73
	335.28	339.85	4.57	1.07

MK-RC-0261	163.07	169.16	6.09	2.89
	175.26	190.5	15.24	0.6
	202.69	271.27	68.58	0.61
includes	240.79	248.41	7.62	1.49
	275.84	390.14	114.3	0.86
includes	281.94	292.61	10.67	2.21
includes	307.85	312.42	4.57	1.69
includes	332.23	338.33	6.1	1.95
includes	353.57	358.14	4.57	1.25
includes	377.95	384.05	6.1	1.85

MK-RC-0263	28.96	39.62	10.66	0.83
	44.2	59.44	15.24	0.51
	205.74	237.74	32	0.53
	243.84	272.8	28.96	0.74
includes	251.46	254.51	3.05	4.33
	292.61	300.23	7.62	1.1

MK-RC-0265	106.68	112.78	6.1	0.74
	187.45	193.55	6.1	1.11
	243.84	257.56	13.72	0.74
	274.32	281.94	7.62	0.76

MK-RC-0266	51.82	57.91	6.09	0.78
	83.82	92.96	9.14	0.8
	144.78	156.97	12.19	0.63
	196.6	214.88	18.28	0.54
	219.46	245.36	25.9	1.02
	262.13	275.84	13.71	0.69
	283.46	312.42	28.96	0.68
includes	283.46	286.51	3.05	2.5
	316.99	355.09	38.1	0.75
includes	316.99	321.56	4.57	2.14
	359.66	365.76	6.1	1.07

MK-RC-0268	268.22	272.8	4.58	2.26

MK-RC-0271	219.46	246.89	27.43	0.97

MK-RC-0285	15.24	54.86	39.62	0.56

MK-09-41	59.28	72.27	12.99	0.83
	100.53	107.9	7.37	0.65
	116.74	126.55	9.81	1.81
includes	119.02	126.55	7.53	2.31
	214.73	225.32	10.59	3.38

CORE ZONE
Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Cumulative grams x metres
MK-09-37	151.8	156.7	4.9	1.8	226.58
	176.1	196.5	20.3	0.63
	207.6	222.3	14.7	1.02
	226.7	242	15.3	1.42
	297.2	301.4	4.3	0.99
	348.8	377	28.2	0.51
	432.4	447.8	15.4	6.55

MK-09-40	212.14	227.08	14.94	0.5
	236.03	272.8	36.77	0.6
	322.39	330.27	7.88	1.63
includes	327.05	329.49	2.44	4.3
	354.79	376.49	21.7	1.12
includes	371.61	374.6	2.99	3.88
	389.59	420.01	30.42	0.68
includes	394.56	397.03	2.47	2.16
	435.25	442.53	7.28	0.84
	454.46	480.13	25.67	0.7

MK-09-44	124.11	130.3	6.19	2.56
	131.52	150.09	18.57	1.46
includes	132.58	140.12	7.54	2.86
	155.45	186.95	31.5	0.61
	216.71	226.16	9.45	0.96
	261.52	271.56	10.04	0.93

MK-09-45	66.45	82.04	15.59	0.54
	Hole lost before encountering target

MK-RC-0204	147.83	181.36	33.53	0.5	25.91

MK-RC-0208	176.8	179.8	3.1	0.74	8.39

MK-RC-0210	no	significant	intersections

MK-RC-0212	198.1	201.2	3	2.7	26.54

MK-RC-0214	156.97	172.21	15.24	0.72	39.37

MK-RC-0216	no significant intercepts

MK-RC-0218	185.93	224.03	38.1	0.59	60.59

MK-RC-0219	155.45	175.26	19.81	0.69	46.8

MK-RC-0221	141.73	144.78	3.05	3.29	42.82
	188.98	195.07	6.09	1.84

MK-RC-0225	no significant intercepts

MK-RC-0227	195.07	211.84	16.77	1.05	36.28

MK-RC-0230	41.15	57.91	16.76	0.61
includes	47.24	50.29	3.05	1.51
	86.87	99.06	12.19	0.59

MK-RC-0245	376.43	381	4.57	1.11
	390.14	391.67	1.53	7.06

MONEY KNOB
MK-RC-0259	68.58	74.68	6.1	1.23
	111.25	126.49	15.24	0.5
	147.83	169.16	21.33	0.81
	172.21	179.83	7.62	0.95
	220.98	239.27	18.29	0.51

MK-RC-0262	131.06	234.7	103.64	0.99
includes	131.06	140.21	9.15	1.84
includes	146.3	150.88	4.58	1.97
includes	182.88	185.93	3.05	2.26
includes	210.31	219.46	9.15	1.7
includes	224.03	233.17	9.14	1.35
	252.98	268.22	15.24	0.51

MK-RC-0264	394.72	405.38	10.66	0.48
MK-RC-0284	112.78	178.31	65.53	0.76
includes	118.87	131.06	12.19	1.05
includes	140.21	150.88	10.67	1.43
	182.88	249.94	67.06	0.59
MK-RC-0293	227.08	233.17	6.09	2.63
	260.6	327.66	67.06	0.93
includes	272.8	280.42	7.62	2.31
includes	298.7	306.32	7.62	1.3
MK-RC-0295	Hole lost at 99m re-drilled as MK-RC-0296
MK-RC-0296	210.31	214.88	4.57	1.2
MK-RC-0298	176.78	216.41	39.63	0.96
includes	193.55	199.64	6.09	1.89
includes	211.84	214.88	3.04	3.42
	224.03	236.22	12.19	0.64
	245.36	356.62	111.26	0.78
includes	301.75	310.9	9.15	1.65
MK-RC-0299	60.96	67.06	6.1	1.86
	144.78	242.32	97.54	0.91
includes	172.21	182.88	10.67	1.05
includes	202.69	210.31	7.62	1.82
includes	216.41	219.46	3.05	2.63
includes	225.55	230.12	4.57	2.13
includes	237.74	242.32	4.58	2.81
MK-RC-0301	27.43	33.53	6.1	3.9
	193.55	205.74	12.19	0.68
MK-RC-0302	243.84	256.03	12.19	0.86

OTHER SECTORS
MK-RC-0232	217.93	220.98	3.05	0.78

MK-RC-0235	15.24	39.62	24.38	0.5

MK-RC-0238	27.43	39.62	12.19	0.96
includes	35.05	39.62	4.57	1.67

MK-RC-0241	131.06	134.11	3.05	1.53
	242.32	269.75	27.43	0.53
MK-RC-0248	367.28	371.86	4.58	1.4

MK-RC-0252	333.76	338.33	4.57	0.72
MK-RC-0205	195.07	231.65	36.58	0.84
includes	204.22	231.65	27.43	1
MK-RC-0291	No significant intercepts
MK-RC-0288	No significant intercepts
MK-RC-0290	286.51	315.47	28.96	0.63
	324.61	336.8	12.19	0.67
MK-RC-0287	39.62	48.77	9.15	0.87
MK-RC-0289	No significant intercepts

Updated Resource Estimate

On October 13, 2009, Reserva International, Inc. delivered an updated NI 43-101 mineral resource estimate, which incorporates the data for all drilling at Livengood through September 25, 2009.  The October 2009 indicated and inferred mineral resource estimate for the Livengood deposit covers an area of approximately 3.5 square kilometres and is based on 308 drill holes which have an average length of 270 metres and 11 trenches with an average length of 38 metres.  The geology has been modeled to represent the volumes of the different stratigraphic units on the property and these have been used to constrain the resource model.

Using a 0.5 g/t gold cutoff, the new estimate yielded an indicated resource of 8.1M ounces of gold and an inferred resource of 4.4M ounces of gold (Table 2).  Using a 0.7 g/t gold cutoff, the new resource yielded an indicated resource of 5.4M ounces of gold and an inferred resource of 2.8M ounces of gold (Table 3).  Using a 0.9 g/t gold cutoff, the new resource estimate yielded an indicated resource of 3.4M ounces gold at 1.36 g/t gold and inferred resource of 1.8M ounces gold at 1.46 g/t gold (Table 4).  These high-grade areas form large coherent bodies that could form important economic drivers for future mining studies.

The resource model for the deposit was developed using Multiple Indicator Kriging techniques.  Indicator variogram modeling was done on 10 metre composites.  Statistical analysis indicated that lithological controls on mineralization are very significant and consequently the resource model was heavily constrained by the lithological model developed by the Company.  Spatial statistics indicate that the mineralization shows very reasonable continuity within the range of anticipated operational cutoffs.  Bulk density was estimated on the basis of individual density measurements made on core samples and reverse circulation drill chips from each stratigraphic unit.  In total, 98 measurements were used.  Block density was assigned on the basis of the lithological model.  The resource model, with blocks 15 x 15 x 10 metres, was estimated using nine indicator thresholds.  A change-of-support correction was imposed on the model assuming 5 x 5 x 10 metre selectable mining units.  Classification of indicated and inferred was based on the estimation variance.

The geology of the holes around the margins of the currently drilled area indicates that the favourable host stratigraphy and alteration remain open laterally and at depth, thus indicating that the system could potentially be much larger than the current estimate.

Table 2 October 2009 Livengood Resources (at 0.50 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.50	297	0.85	8.1
Inferred	0.50	164	0.84	4.4

Table 3 October 2009 Livengood Resources (at 0.70 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.70	158	1.07	5.4
Inferred	0.70	78	1.11	2.8

Table 4 October 2009 Livengood Resources (at 0.90 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.90	78	1.36	3.4
Inferred	0.90	38	1.46	1.8

The scale of the Livengood gold system is demonstrated by the size of the estimated resource using a 0.3 g/t cutoff (Table 5).  This resource forms a coherent body covering a lateral extent of three square kilometres and remains open in several directions.

Table 5 October 2009 Livengood Resources (at 0.30 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.30	525	0.65	11.0
Inferred	0.30	336	0.61	6.6

This major expansion has highlighted the significant growth potential the Money Knob deposit at Livengood and has also demonstrated the continual enhancement of its potential production characteristics, as described below:

  The deposit is large and continues to grow; making it one of the top 5 North American gold deposits owned 100% by a junior.*
  The average grade of the resource has increased by 18% from the initial resource estimate in February, 2008 to the current resource (at the 0.50 g/t gold cutoff).
  The higher grade core areas of the deposit have continued to grow, with estimated resources (at a 0.70 g/t gold cutoff) of indicated gold increased by 86% and inferred gold increased by 27% (5.4M ounces gold indicated and 2.8M ounces gold inferred up from 2.9M ounces gold indicated and 2.2M ounces gold inferred in the June, 2009 resource estimate).  The estimated resources at a 0.30 g/t gold cutoff of indicated gold have increased by 115% and inferred gold have increased by 24% (11M ounces gold indicated and 6.6M ounces inferred up from 5.1M ounces gold indicated and 5.3M ounces gold inferred in the June 2009 resource estimate).  This continued growth of the 0.70 cutoff estimated resource has been driven by the discovery of new higher grade zones in and around the deposit (Figures 3 and 4).
  Approximately 60% of the deposit has been affected by varying degrees of oxidation, with 40% in the un-oxidized category.  The variably oxidized material in the deposit will be the focus of the initial mining-heap leach study.
  Much of the estimated resource added in the October 2009 update is from the new Sunshine and Northeast zones, where mineralization begins at surface and extends to depths of over 170 metres, forming a key element of the envisioned starter pit area of the deposit (Figure 2).

* Source: Thomas Weisel Partners The Gold Standard Oct 05, 09, Page 5: Large 5+ M oz Investable Takeover Targets Not Yet in Production

Figure 3: Resource model through Core Zone section 428925E illustrating the favourable geometry of the main Core Zone mineralization.

Figure 4: Resource model through Sunshine Zone section 429525E illustrating the geometry of the Sunshine Zone and the location of the Eastern Zone.

Preliminary Economic Assessment

On November 27, 2009, the Company filed a final version of the NI 43-101 Preliminary Economic Analysis (“PEA”) technical report (which includes the October 2009 resource update) entitled “October 2009 Summary Report on the Livengood Project, Tolovana District, Alaska”, dated October 31, 2009 and prepared by Paul D. Klipfel, Ph.D, CPG, Tim Carew P.Geo, and William Pennstrom Jr., MA (the “Report”), on SEDAR, and investors are urged to review the Report in its entirety.

The heap leach PEA produces a robust economic analysis for the project, yielding a life of project annual gold production of 459,000 recovered ounces of gold for 12.6 years, at a 0.78:1 strip ratio, producing a pre-tax NPV(5%) of USD 440M, with an IRR of 14.6% using a USD 850 per ounce gold price (Table 6).  The study also shows the deposit has a considerable leverage to gold price, with a pre-tax NPV(5%) of USD 1.291B and an IRR of 30.3% at a USD 1,050 per ounce gold price (Table 7).

Importantly, the PEA covers only the heap leach, oxide component of the October 2009 estimated resources, with approximately 40% of the deposit (un-oxidized mineralization) excluded pending the addition of a milling circuit.  The current ongoing milling metallurgical test work suggests that high gold recoveries can be obtained from all ore types utilizing an initial gravity concentration circuit followed by standard CIL processing of the tails.  A second PEA on a joint mill - heap leach operation with an updated resource estimate (addition of data from 70 drill holes) is anticipated for release in the second quarter of 2010.

#

Table 6 Livengood Project - Heap Leach PEA – Base Case Summary (all values in USD and based on USD 700 Whittle optimized pit shell, 0.35 g/t gold cut-off)
In-pit resource - Indicated :	308Mt @ 0.68 g/t gold for 6.7M contained ounces gold
In-pit resource - Inferred	132Mt @ 0.71 g/t gold for 3.0M contained ounces gold
Over all strip ratio of :	1 to 0.78 (ore to waste)
Annual gold production:	459,033 ounces, total of 5,783,813 recoverable ounces
Average gold recovery:	60%
Mining rate:	100,000 ore tonnes per day, 178,000 total tonnes per day
Mining cost per tonne:	$1.80
Processing cost per tonne:	$3.80
G&A cost per tonne:	$0.60
Cost per ounce:	$533
Initial capital costs:	$665M, life of project sustaining capital of $297M
Contingency:	20%

The Company cautions that the PEA is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Accordingly, there can be no certainty that the results estimated in the PEA will be realized.  The PEA results are only intended as an initial first-pass review of the potential project economics based on preliminary information.

Table 7

Base Case Gold Price Sensitivity Analysis

(all values in USD)

Gold Price	NPV(5%) (M)	NPV(7.5%) (M)	IRR (%)
$850	$440	$293	14.6%
$950	$867	$660	22.7%
$1,050	$1,291	$1,029	30.3%

The initial stage, heap leach PEA, utilizes the October 2009 resource estimate, which includes all assays completed through September 24, 2009 (308 diamond and reverse circulation holes for a total of 83,200 metres).  The economic analysis of this option involved a Whittle pit optimization study at various gold prices using a 100,000 tonne per day production scenario (Table 8).  The Whittle pit study assessed the combined indicated and inferred resource base to assess key production and economic break points at various gold prices.  From the Whittle study a base case production scenario was selected using the USD 700 Whittle pit which was then optimized resulting in the final break out of resource classification, strip ratio and cash cost shown in Table 8 (using cut-off grade of 0.35 g/t gold).  A life of mine, mining and production plan was combined with initial and sustaining capital estimates and evaluated at USD 850, 950 and 1,050 gold prices using a 5% and 7.5% discount rate to assess the project’s sensitivity to gold prices and discount rates (Table 7).  The results of this study highlight the potential value of this initial stage of the Livengood project as well as its high leverage to gold price.

Table 8

Whittle Pit Gold Price Sensitivity Analysis

(all values in USD)

Gold Price	Ore Tonnes	100,000 tpd Mine Life	Strip Ratio (waste-ore)	Recovered Ounces Gold	Cash Cost ($/ounce gold)
$500	164,321,273	5	0.43	2,446,269	428
$600	283,997,638	8	0.61	3,961,507	481
$700	452,756,169	13	0.73	5,844,700	536
$800	589,589,120	17	0.78	7,186,966	577
$900	652,803,833	19	0.83	7,782,858	597

Figure 5: View of the USD 700 pit and resource blocks mined in the Whittle optimization.  Yellow blocks have average grades of greater than 0.5g/t Gold and red blocks have average grades of greater than 0.7g/t Gold.  The main pit is developed on the Core Zone.  The upper right area is the Sunshine Zone.

Future Work

The Livengood mineralization remains open in a number of directions particularly to the west, east and at depth.  The Company will begin its initial 2010 resource expansion drilling campaign in early February, 2010, which will focus on expanding the higher grade Southwest Zone of the deposit as well as key infill holes to join the Sunshine Zone with the Core Zone in the heart of the deposit.  The results from the first 20,000 metre phase of 2010 drilling will be incorporated into an updated resource estimate scheduled for the end of the second quarter of 2010.

Coffee Dome Project

The initial phase of the Coffee Dome drilling program included five core holes, totalling 1356 metres, which were drilled to test two of the three priority target areas, UAF and Zesiger (Figure 6).  Results from the UAF area returned multiple, thick zones of low-grade gold, highlighted by 17 metres @ 0.3 g/t gold and 22 metres @ 0.21 g/t gold in hole CD-09-03.  These results have defined a large, broad zone of stratigraphically controlled gold mineralization within part of the larger UAF-Miller target area that extends for at least 2 kilometres to the north (Table 9).  The Company is currently analyzing the structural data from the drilling in an effort to target higher-grade feeders to the system.  The Coffee Dome project is road accessible and 17 kilometres northeast of the Fort Knox mine.

Figure 6: Soil geochemical anomalies at the Coffee Dome Project showing the widespread distribution of anomalous gold.

UAF Target

The UAF target is focused along a projected northeast trending structural zone which appears to be steeply dipping to the south (Figure 6).  The target has coincident resistivity and high-grade gold in soil anomalies and, as currently defined, extends for approximately 500 metres by 250 metres.  The drilling showed that the resistivity anomaly is due to the presence of a flat-lying quartzite unit and that the quartzite unit is preferentially mineralized due to strong fracturing which hosts numerous mineralized quartz veins.  Very little sulphide was encountered in the drilling and, geochemically, the system appears to be exclusively gold+arsenic in this area.  The information gained at UAF will help understand the overall relationship between the UAF and the Miller targets.

Zesiger Discovery Area

One hole was drilled in the Zesiger target and was designed to cross a projected fault zone which hosted high grade mineralization in surface trenching.  The hole encountered the fault zone but failed to return significant gold mineralization.

Soil Au (ppb)
100 to 592
59 to 100
18 to 59
0 to 18
0m
200
400
CD-09-02
CD-09-03
CD-09-05
CD-09-01
Garnet Biotite Schist
Qtz Muscovite Schist
Quartzite
Garnet Muscovite Schist
Fault Gouge/Breccia

Figure 7: Map of the UAF area showing soil geochemistry and drilling on a background of 900Hz resistivity (warmer colors are higher resistivity). Topographic contour interval is 10 metres.  The red histogram reflects the gold grade (capped at 1 g/t).  The quartzite contact dips shallowly to the SE and accounts for the resistivity anomaly.

Table 9: Mineralized intercepts from Coffee Dome Drilling.

(0.09g/t cutoff, max of 2 metres internal waste and
only intercepts with greater than 0.15g/t gold included)

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)
CD-09-01	No Significant Intercepts

CD-09-02	0.00	1.96	1.96	0.27
	26.21	27.58	1.37	0.15
	31.10	32.41	1.31	0.27
	49.07	50.29	1.22	0.21
	56.37	58.83	2.46	0.26
	84.73	86.87	2.14	0.28
	118.57	119.79	1.22	0.23
	125.88	127.10	1.22	0.16

CD-09-03	1.52	2.44	0.92	0.17
	10.97	12.12	1.15	0.28
	19.20	40.96	21.76	0.21
	78.37	80.76	2.39	0.15
	92.13	92.96	0.83	0.27
	96.72	100.98	4.26	0.17
	105.16	122.23	17.07	0.30
	145.39	146.61	1.22	0.31
	192.33	193.55	1.22	0.84
	222.20	223.42	1.22	0.34
	260.30	261.52	1.22	3.56
	274.93	277.98	3.05	0.25

CD-09-04	27.13	29.67	2.54	0.53
	65.93	67.06	1.13	0.89
	91.44	92.66	1.22	0.32

CD-09-05	9.45	23.32	13.87	0.18
	33.03	36.48	3.45	0.16
	99.70	100.58	0.88	0.16
	107.59	125.97	18.38	0.21

Table 10: Fault-hosted veins from Coffee Dome - Trench Results from 2007 Trenching

Trench	Distance (m)	Width (m)	Gold (g/t)	Silver (g/t)	Arsenic (ppm)	Antimony (ppm)	Bismuth (ppm)	Tellurium (ppm)
520	22.5	0.02	167.5	27.0	2970	9.1	443	33
	23.3	0.02	137.5	32.2	2790	8.9	365	32
	29.0	0.02	0.3	0.4	1400	3.5	23	12
550	34.5	0.06	11.4	5.7	5120	11.0	37	12
	35.0	0.06	5.6	2.8	822	4.1	40	8
	37.0	0.50	0.8	0.6	2380	5.6	7	3
	37.3	0.04	7.0	4.6	4810	11.1	29	5
	38.3	0.40	3.0	5.1	4690	13.6	33	8
	134.0	0.05	2.6	2.5	5430	13.2	11	2
590	37.2	0.10	0.0	0.1	1730	1.8	0.3	0.03
620	66.5	0.08	6.2	4.3	6730	24.0	38	10

Implications and Further Work

The 2009 drilling program represents the first time the property has ever been drilled.  The drilling in the UAF area has demonstrated the potential of the quartzite unit to host thick zones of gold mineralization along a broad NNE structural zone.  The next step in the Coffee Dome exploration plan will be to target specific structural zones with potential to host higher grade feeder zones within this the greater UAF-Miller target area.  However, given the Company’s primary focus on the Livengood Project, it is uncertain when further field work will be carried out at Coffee Dome.

Chisna Project JV

Pursuant to an option/joint venture agreement dated November 2, 2009 between the Company and Ocean Park Ventures Corp., a public company listed on the NEX board of the TSXV (“OPV”), an Alaskan subsidiary of OPV (“Subco”) and Raven Gold Alaska Inc. (“Raven”), a subsidiary of the Company, will form a joint venture (the “JV”) for the purpose of exploring and developing the Chisna Copper/Gold Project located in the Hartman Mining District of South Central Alaska.  The Chisna Project consists of 646 State of Alaska unpatented lode mining claims currently held by Talon Gold Alaska, Inc. (“Talon”), a wholly owned subsidiary of the Company, which will be transferred to Raven.  The target area is part of a belt 65 kilometres long and 15 kilometres wide extending from Slate Creek (30 kilometres northeast of Paxson) to Slana on the Tok Cutoff Highway.  Access is via aircraft, or winter roads from the Tok Cutoff Highway near Slana.

Joint - Venture Agreement Background

The initial interests of Subco and Raven in the JV will be 51% and 49% respectively.  Raven's initial contribution to the JV will be its interest in the Chisna Project.  Subco's contribution to the JV will be funding for the JV totalling USD 20,000,000 over five years, of which USD 5,000,000 must be provided during the first year.  This first year amount will be reduced to USD 2,000,000 if, at any time during such year, the London PM gold fix price and the LME closing copper price are each below USD 700/oz and USD 1.70/lb, respectively, for a period of 10 consecutive trading days.  If Subco fails to fund any portion of the initial USD 5,000,000 (or USD 2,000,000 as applicable) in the first year, Raven will be entitled to terminate the JV and OPV and Subco will be jointly indebted to Raven for the difference between USD 5,000,000 (or USD 2,000,000 as applicable) and the amount actually funded.

Raven will be the operator of the JV during the first two years.  After two years, Subco will be entitled to assume the operatorship of the JV and to maintain operatorship until and unless it ceases to hold a majority interest in the JV.  Any work program proposed by the operator will be subject to approval by a five member JV management committee.  After Subco has completed its USD 20,000,000 initial contribution, the JV participant with the greatest interest in the JV will be entitled to nominate three members of the management committee.

If Subco funds the entire USD 20,000,000 within the five year period, it will have the option to acquire a further 19% interest in the JV by producing a positive bankable feasibility study in respect of the Chisna Project within five years after electing to exercise such option, and by funding any additional exploration required to produce such a study.  The feasibility study must support a mining operation at a minimum level of 300,000 ounces per year of gold equivalent production.

In consideration for the Company providing the resources for Raven to enter into the JV, OPV will issue 200,000 common shares to the Company following satisfaction of the conditions precedent to the formation of the JV and an additional 200,000 shares each anniversary thereafter, to a total of 1,000,000 shares, provided the JV is in good standing.

The formation of the JV, and the rights of OPV/Subco under the JV Agreement, were subject to a pre-emptive right in favour of AngloGold, which was waived by AngloGold on November 17, 2009.  Consequently, Subco and Raven proceeded with the JV, and will be bound by the existing Indemnity and Pre-emptive Rights Agreement among AngloGold, the Company and Talon, as provided for in the AngloGold Agreement.  The principal effect of that agreement on the JV will be indemnity provisions relating to the Chisna Project, and AngloGold will have no further pre-emptive right in respect of the Chisna Project.

The formation of the JV is subject to certain conditions precedent, including the transfer of the Chisna Project claims to Raven (presently underway), and the acceptance of the JV Agreement by the TSX Venture Exchange on behalf of OPV.

Figure 8: Location of the Chisna Project, Alaska

Chisna Project Summary

The Chisna Project is located in South Central Alaska on the south side of the Alaska Range.  The project consists of a total of 35,370 hectares (87,400 acres) of State of Alaska mining claims in 5 blocks, owned 100% by the Company, and targets previously unrecognized copper-gold-silver porphyry-style mineralization in late Paleozoic rocks intruded by magmas of the Cretaceous Porphyry Belt.  The Chisna project contains a number of grassroots surface discoveries made by the Company in 2006 and 2007 which were the focus of the most recent follow-up work by the Company in 2008 (see news releases 06-13, 07-17, 07-21, 07-30 and 08-23).

Nevada Projects

North Bullfrog Project

Acquisition of Redstar Interest

On October 9, 2009, the Company completed the acquisition of the interests of Redstar Gold Corp. and Redstar Gold U.S.A. Inc. in the North Bullfrog project (including the Connection and Mayflower properties), thereby giving the Company 100% ownership of the project.  Consideration for the acquisition was a cash payment of $250,000 and the issuance of 200,000 common shares (which have a hold period expiring on February 10, 2010).

The completion of the acquisition will eliminate the Company’s current vesting requirements to earn a 60% interest under the existing March 15, 2007 option agreement, which included a remaining approximately $1,400,000 expenditure requirement plus the issuance of 10,000 common shares, as well as the requirement to produce a feasibility study to earn an additional 10% interest (for a total of 70%) in the North Bullfrog Project.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this MD&A and has approved the disclosure herein.  Mr. Pontius is not independent of ITH, as he is the President and CEO and holds common shares and incentive stock options.

Tim Carew, Paul Klipfel and William Pennstrom Jr. prepared the Report, which contains the updated October 2009 resource estimate and the initial PEA for the Livengood Deposit.

Tim Carew, P.Geo., of Reserva International, LLC., a mining geo-scientist, is a Professional Geoscientist in the Province of British Columbia (No. 18453).  Mr. Carew has a B.Sc. degree in Geology, an M.Sc in Mineral Production Management and more than 34 years of relevant geological and mining engineering experience in operating, corporate and consulting environments.  Both Mr. Carew and Reserva International, LLC. are independent of the Company under NI 43-101.

Dr. Paul D. Klipfel, Ph.D., AIPG, is a consulting economic geologist employed by Mineral Resource Services Inc.  Dr. Klipfel has a PhD in economic geology and more than 28 years of relevant experience as a mineral exploration geologist.  He is a Certified Professional Geologist [CPG 10821] by the American Institute of Professional Geologists.  Both Dr. Klipfel and Mineral Resource Services Inc. are independent of the Company under NI 43-101.

Mr. William J. Pennstrom, Jr., of Pennstrom Consulting Inc., is a consulting metallurgical engineer.  Mr. Pennstrom has a BS degree in Metallurgical Engineering and a Masters degree in business management.  He has more than 26 years of relevant experience as a metallurgist, having functioned as an operator, engineer, and process consultant over this time frame.  Mr. Pennstrom is also a Qualified Professional (QP) member of the Mining and Metallurgical Society of America.  Both Mr. Pennstrom and Pennstrom Consulting Inc. are independent of the Company under NI 43-101.

The work programs at Livengood and Coffee Dome were designed and supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Company, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its Alaskan and Nevada property interests (which are primarily early stage exploration properties with no known reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business:  Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of the minerals that may be contained in any mineral deposit that may be discovered by the Company will be such that such property could be mined at a profit.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources/Share Price Volatility:  While the Company believes that it has sufficient financial resources to carry on all its presently planned activities for the next 24 months, the Company does not have sufficient financial resources to carry on such activities beyond such time or to place any of its mineral properties into production.  In the future, the Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.  There can be no assurance that any such arrangements will be concluded and the associated funding obtained.  There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all.  The failure of the Company to meet its on-going obligations on a timely basis will likely result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties.  The Company’s priority is to maintain its Livengood project, and it would likely relinquish all other property interests in order to maintain its interest in Livengood.  In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those reflected in its current financial statements.

Recent market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems and the deterioration of the Canadian, United States and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements.

In 2007, 2008 and into 2009, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities.  These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.  In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, particularly junior resource exploration companies such as the Company.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.

In recent months, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities.  In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price.  As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all.  Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Financing Risks:  The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfil its obligations under any applicable agreements.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Dilution to the Company’s Existing Shareholders:  The Company may require additional equity financing be raised in the future.  The Company may issue securities on less than favourable terms to raise sufficient capital to fund its business plan.  Any transaction involving the issuance of equity securities or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in the United States of America where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian and United States dollars.  The Company’s operations in the United States of America and its payment commitments and exploration expenditures under the various agreements governing its rights to the Alaskan mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

United States General Mining Law of 1872:  In recent years, the U.S. Congress has considered a number of proposed amendments to the United States General Mining Law of 1872, as amended (the “General Mining Law”), which governs mining claims and related activities on U.S. federal lands (such as in connection with certain areas of the Company’s North Bullfrog and Painted Hills projects).  Although no such legislation has been adopted to date, there can be no assurances that such legislation will not be adopted in the future.  If ever adopted, such legislation could, among other things, impose royalties on gold production from currently unpatented mining claims located on U.S. federal lands.  If such legislation is ever adopted, it could reduce the amount of future exploration and development activity conducted by the Company on such U.S. federal lands. In addition, in 1992, a holding fee of $100 per claim was imposed upon unpatented mining claims located on U.S. federal lands.  In October 1994, a moratorium on the processing of new patent applications was approved.  While such moratorium currently remains in effect, its future is unclear.

Uncertainty of Resource Estimates/Reserves:  Unless otherwise indicated, mineralization figures presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists.  These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  There can be no assurance that:

• these estimates will be accurate;

• reserves, resource or other mineralization figures will be accurate; or

• this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience.  In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results.  There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.  The resource estimates contained in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for gold, silver, copper or other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization.  Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.  The Company has not established the presence of any proven and probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves at any of the Company’s mineral properties.  The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Title to Mineral Properties:  Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Selected Financial Information

Selected Annual Information

Description	May 31, 2009 $	May 31, 2008 $	May 31, 2007 $
	(annual)	(annual)	(annual)
Interest Income	126,402	603,094	248,591

Consulting (including stock-based compensation)	1,847,672	293,270	3,465,383
Property investigation	120,194	110,809	128,535
Professional fees	442,891	203,428	187,663
Investor relations	774,680	782,650	734,593
Foreign exchange gain	181,558	116,912	9,193

Loss for the year	(9,773,923)	(2,420,090)	(8,666,021)
Per share	(0.22)	(0.06)	(0.32)
Total Current Assets	32,845,989	11,325,201	22,119,247
Mineral Properties	33,417,566	23,151,228	13,387,113
Long term financial liabilities	0	0	0
Cash dividends	N/A	N/A	N/A

The variation seen over such years is primarily dependent upon the success of the Company’s ongoing property evaluation and acquisition program and the timing and results of the Company’s exploration activities on its current properties, none of which are possible to predict with any accuracy.  The variation in income is related to the interest earned on funds held by the Company which, being dependent upon the success of the Company in raising the required financing for its activities, is also difficult to predict.

Summary of Quarterly Results

Description	November 30, 2009	August 31, 2009	May 31, 2009	February 28, 2009	November 30, 2008	August 31, 2008	May 31, 2008	February 29, 2008
Interest Income	$ 32,077	$ 26,728	$ 13,697	$ 10,040	$ 32,012	$ 70,653	$ 107,915	$ 152,319
Net loss for Period	(3,187,616)	(860,359)	(3,168,530)	(1,850,180)	(3,919,265)	(835,948)	(372,907)	(1,070,039)
Per share	(0.05)	(0.07)	(0.07)	(0.04)	(0.09)	(0.02)	(0.01)	(0.03)

Results of Operations

For the six months ended November 30, 2009, the Company had a net loss of $4,047,975 or $0.07 per share as compared to a net loss of $4,755,213 or $0.11 per share in the comparative period of the prior year.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company.  Of far greater significance are the mineral properties in which the Company has, or may earn an interest, its working capital and how many shares it has outstanding.  Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

Six months ended November 30, 2009 compared with six months ended November 30, 2008

For six months ended November 30, 2009, the Company had a net loss of $4,047,975 or 0.07 per share, as compared to a net loss of $4,755,213 or 0.11 per share in the comparative period of the prior year.  The decreased loss of $707,238 in the current period was due to a combination of factors as follows:

General and administrative (operating) expenses for the period totalled $3,562,729 compared to $3,148,757 in 2008.  During the current period, some expense categories increased significantly when compared with the comparative period of the prior year.  Wages and benefits increased to $2,175,275 (2008 - $907,555) due to bonuses totalling $1,657,562 paid to the certain officers and employees.  Professional fees increased to $271,222 (2008 - $118,075) as a result of increased accounting and legal fees trailing the financing activities completed in the fourth quarter of the fiscal year ended May 31, 2009.  Consulting fees decreased to $423,129 (2008 - $1,071,030) as a result of reduced stock based compensation (“SBC”) charges of $Nil (2008 - $971,96) being slightly offset by an increase in the number of consulting personnel and an increase in directors fees, both of which are commensurate with increased corporate and exploration activities in the current period.  Investor relations expense decreased to $328,040 (2008 - $547,988) due to a lower allocation for SBC expenses of $40,388 (2008 - $286,979).  Property investigation expense decreased to $1,249 compared to $92,923 for the comparative period in prior year due to exploration activities being focused on the Livengood Project in Alaska.

Insurance costs increased to $75,047 (2008 – $57,492) due to increased coverage for general liability and contractor equipment now required for the level of exploration activity currently underway.  Other expenses categories which reflected only moderate change period over period were office expenses of $77,167 (2008- $70,227), regulatory expenses of $29,608 (2008 - $28,198) and rent expenses of $56,002 (2008 - $52,420).

Other items amounted to a loss of $485,246 compared to a loss of $1,606,456 in the same period of the prior year.  The decreased loss in the current period resulted from lower mineral property write-offs (BMP property in this period) of $576,222 (2008 - $1,614,458) offset by slightly lower interest income of $58,805 (2008 - $102,664) which was caused by lower interest rates and the timing of the Company’s recent financings (during the last quarter of the fiscal year ended May 31, 2009).  Decreased foreign exchange gains of $9,421 (2008 - $113,878) and the unrealized gain (loss) on held for trading investments of $22,750 (2008 – ($201,500)) are both the result of factors outside of the Company’s control.

Three months ended November 30, 2009 compared with three months ended November 30, 2008

For three months ended November 30, 2009, the Company had a net loss of $3,187,616 or $0.05 per share as compared to a net loss of $3,919,265 or $0.05 per share for the comparative period of the prior year.  The decreased loss of $731,649 in the current period was due to a combination of factors as follows:

General and administrative (operating) expenses for the period totalled $2,677,276 compared to $2,431,809 in 2008.  During the current quarter, some expense categories increased or decreased significantly when compared with the comparative period of the prior year.  Consulting fees decreased to $236,354 (2008 - $1,026,030) due to the SBC charges of $971,963 in the comparative period of prior year versus $Nil in the current period.  Professional fees increased to $103,188 (2008 - $56,488) as a result of increased accounting and legal fees trailing the financing activities completed in the fourth quarter of the fiscal year ended May 31, 2009.  Wages increased to $1,958,366 (2008 – $728,755) due to bonuses of $1,657,562 paid to certain officers and employees.  Investor relations expenses decreased to $224,430 (2008 - $387,363) due to a lower allocation for SBC charges of $26,925 (2008 - $246,890).

Other items amounted to a loss of $510,340 compared to a loss of $1,487,456 in the same period of the prior year.  The decreased loss in the current period resulted primarily from lower mineral property write-offs of $576,222 (2008 - $1,614,458) and the unrealized gain (loss) on held for trading investments of $6,500 (2008 – ($68,250)), partially offset by a decrease in interest income of $27,305 (2008 - $163,240) which was caused by lower interest rates and the timing of the Company’s recent financings (during the last quarter of the fiscal year ended May 31, 2009), and decreased foreign exchange gains of $27,305 (2008 - $163,240).

Stock-based compensation

SBC charges for the six months ended November 30, 2009 of $40,388 (2008 - $1,769,051) were allocated as follows:

Six months ended November 30, 2009	Before allocation	Stock-based compensation	After Allocation

Investor relations	$ 287,652	$ 40,388	$ 328,040

Six months ended November 30, 2008	Before allocation	Stock-based compensation	After Allocation

Investor relations	$ 261,009	$ 286,979	$ 547,988
Consulting	99,067	971,963	$ 1,071,030
Wages	397,446	510,109	$ 907,555
		$ 1,769,051

SBC charges for the three months ended November 30, 2009 of $26,925 (2008 - $1,728,962) were allocated as follows:

Three months ended November 30, 2009	Before allocation	Stock-based compensation	After Allocation

Investor relations	$ 197,505	$ 26,925	$ 224,430

Three months ended November 30, 2008	Before allocation	Stock-based compensation	After Allocation

Investor relations	$ 140,473	$ 246,890	$ 387,363
Consulting	54,067	971,963	$ 1,026,030
Wages	218,646	510,109	$ 728,755
		$ 1,728,962

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds.  To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker warrants and options issued in connection with such private placements.  However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised.  In addition, the Company can raise funds through the sale of interests in its mineral properties.  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.  When acquiring an interest in mineral properties through purchase or option the Company will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash.

At the present time the Company believes it has sufficient funding to carry on its planned operations for the next 18 months, and does not contemplate that it will be necessary to institute any specific cost saving measures or reductions in staff or consultants, or drop any additional properties, in response to current conditions in the equity or credit markets.  The Company also anticipates that the current slow-down in the junior resource exploration sector may also serve to reduce the cost of external services such as drilling, helicopter support and expediting, as will reduced fuel costs.  However, the Company would be required to raise additional financing in order to proceed with a feasibility study at the Livengood project or to continue operations beyond such 18 month period.

As at November 30, 2009, the Company reported cash and cash equivalents of $19,844,063 compared to $28,449,036 and $32,489,341 as at August 31, 2009 and May 31, 2009.  The decrease in cash was the net result of the issuance of the shares for a private placement for gross proceeds and the issuance of the shares for stock purchase options and warrants of $4,052,138 ($787,140 for the three months ended November 30, 2009) less mineral property expenditures of $13,249,756 ($6,786,452 for the three months ended November 30, 2009) and general operating costs of $3,363,538 ($2,603,623 for the three months ended November 30, 2009) during the six month period.

As at November 30, 2009, the Company had working capital of $19,281,875, compared to a working capital of $27,254,436 and $32,459,316 as at August 31, 2009 and May 31, 2009.  The Company believes the current cash and cash equivalents will be sufficient for it to complete planned exploration programs on its currently held properties, and its currently anticipated general and administrative costs, for the next 18 months to May 31, 2011.

The Company expects that it will operate at a loss for the foreseeable future and that it will require additional financing to fund further exploration of current mineral properties, to acquire additional mineral properties and to continue its operations (including general and administrative expenses) beyond the fiscal year ending May 31, 2011.  The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of options or warrants) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  There is significant uncertainty that the Company will be able to secure any additional financing in the current equity markets – see “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiaries for their immediate operating needs in Alaska and Nevada, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks.  The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions.  However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

The following table discloses the Company’s contractual obligations for optional mineral property payments and work commitments and committed office and equipment lease obligations.  The Company does not have any long-term debt or loan obligations.  Under the terms of several of the Company’s mineral property option and purchase agreements and the terms of the unpatented mineral claims held by it, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, make payments to government authorities and incur assessment work expenditures as summarized in the table below in order to maintain and preserve the Company’s interests in the related mineral properties.  If the Company is unable or unwilling to make any such payments or incur and such expenditures, it is likely that the Company would lose or forfeit its rights to acquire or hold the related mineral properties.  The following table assumes that the Company retains the rights to all of its current properties and completes the earn-ins for all of its current option agreements, and that none of its joint venture partners contribute following the Company having exercised its existing options.

Contractual Obligations	Payments Due by Period(4)
	Total	Prior to May 31, 2010 (6 months)	June 1, 2010 to May 31, 2013 (36 months)	June 1, 2013 to May 31, 2016 (36 months)
Mineral Property Leases(1)(2)	6,646,375	875,245	2,765,565	3,005,565
Option Agreements(1)	Nil	Nil	Nil;	Nil
Mining Claim Government Fees	4,648,035	666,265	1,990,885	1,990,885
Office and Equipment Lease Obligations(3)	1,016,253	84,933	465,660	465,660
Total Contractual Obligations	12,310,663	1,626,443	5,222,110	5,462,110

Notes:

1.

Does not include value of common shares required to be issued, but does include work expenditures required to be incurred under underlying leases.

2.

Does not include potential royalties that may be payable (other than annual minimum royalty payments).

3.

Assumes that current office and storage leases are extended beyond current termination dates at the same terms.

4.

Assumes CAD and USD at par.

Transactions with Related Parties

During the period, the Company paid $1,707,647, including bonuses of $1,290,000, (2008 - $221,886) in consulting, investor relations, wages and benefits to officers, directors and companies controlled by directors of the Company and $32,014 (2008 - $17,925) in rent and administration to a company with common officers and directors.  Professional fees of $37,450 (2008 - $Nil) were paid to a company related to an officer who is also a director of the Company.  These figures do not include any SBC charges.

At November 30, 2009, included in accounts payable and accrued liabilities was $Nil (May 31, 2009 - $Nil) in expenses owing to the directors and officer of the Company and $4,667 (May 31, 2009 - $4,667) to a company related by common directors.  Professional fees include amounts paid to a law firm of which an officer is a shareholder.

These amounts were unsecured, non-interest bearing and had no fixed terms of repayment.  Accordingly, fair value could not be readily determined.

The Company has entered into a retainer agreement dated August 1, 2008 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company.  Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $50,000 (plus applicable taxes and disbursements).  The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).  An officer of the Company is a director and shareholder of LWTLC.

These transactions with related parties have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions that the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

Critical Accounting Estimates

The preparation of the Company’s financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of SBC and the determination of the valuation allowance for future income tax assets.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Changes in Accounting Policies Including Initial Adoption

Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted.  Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter ending August 31, 2011, with restatement of comparative information presented.  The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures.  A diagnostic assessment of the Company’s current accounting policies, systems and processes to identify the differences between current Canadian GAAP and IFRS has been completed but the effect on the Company’s consolidated financial position and results of operations has not yet been determined.  The Company intends to update the critical accounting policies and procedures to incorporate the changes required by converting to IFRS and the effect of these changes on its financial disclosures.

Financial Instruments and Other Instruments

The carrying values of the Company’s financial instruments, which include cash, marketable securities, GST recoverable, Government of Canada Treasury Bills, Banker’s Acceptances, accounts payable and accrued liabilities, and due to related parties, approximate their respective fair values due to their short-term maturity.  Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash at November 30, 2009 was $19,844,063 of which $767,318 was held in US dollars.

The Company’s receivables and payables at November 30, 2009 were normal course business items that are settled on a regular basis.  The Company’s investment in Millrock Resources Inc. is carried at quoted market value, and is classified as “held for trading” for accounting purposes.  The Company has no current plans to dispose of any significant portion of its investment in Millrock.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that all relevant information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure and such information can be recorded, processed, summarized and reported within the time periods specified by applicable regulatory authorities.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at November 30, 2009 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of November 30, 2009, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

Changes in Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the six months ended November 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure of Outstanding Share Data

Shares

The authorized share capital consists of 500,000,000 common shares without par value.  As at November 30, 2009 there were 58,281,049 common shares issued and outstanding, and as at the date of this MD&A there were 59,842,047 shares outstanding.

Options

A summary of the status of the stock option plan as of November 30, 2009, and changes during the six months ended November 30, 2009 is presented below:

Stock option transactions are summarized as follows:

	Six months ended November 30, 2009		Year ended May 31, 2009 (audited)
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding, opening:	5,645,000	$ 2.13	4,589,175	$ 2.64
Granted		$ -	1,850,000	$ 2.92
Exercised	(325,000)	$ (1.88)	(792,037)	$ (2.24)
Expired		$ -	(2,138)	$ (2.70)
Options outstanding, ending:	5,320,000	$ 2.15	5,645,000	$ 2.13

Stock options outstanding are as follows:

	November 30, 2009			May 31, 2009 (audited)
Expiry Date	Exercise Price	Number of Shares	Exercisable at Period End	Exercise Price	Number of Shares	Exercisable at Year End
July 16, 2010	$1.75	2,585,000	2,585,000	$1.75	2,810,000	2,810,000
July 16, 2010	$1.75	685,000	685,000	$1.75	755,000	755,000
January 16, 2010	$1.52	130,000	130,000	$1.52	130,000	130,000
February 1, 2010	$2.15	100,000	100,000	$2.15	100,000	100,000
March 12, 2011	$2.66	885,000	837,500	$2.66	885,000	801,875
May 20, 2011	$3.15	965,000	965,000	$3.15	965,000	965,000
		5,320,000	5,275,500		5,645,000	5,561,875

During the six months ended November 30, 2009, no incentive stock options have been granted, and 325,000 incentive stock options at $1.75 have been exercised.  Subsequent to November 30, 2009, 1,525,660 incentive stock options were exercised for the total proceeds of $2,731,005.  Accordingly, as at the date of this MD&A, there were 3,794,340 stock options outstanding.

Warrants

Warrant transactions during the six months ended November 30, 2009 are summarized as follows:

	Six months ended November 30, 2009		Year ended May 31, 2008 (audited)
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants exercisable, beginning of period	294,000	$2.95	13,384,666	$2.21
Issued – agent commission warrants	-	$ -	294,000	$2.95
Exercised	(59,793)	($2.95)	(11,017,044)	($2.33)
Expired	-	$ -	(2,367,622)	($1.66)
Warrants exercisable, end of period	234,207	$2.95	294,000	$2.95

Warrants outstanding as at November 30, 2009 are as follows:

	November 30, 2009		Year ended May 31, 2009 (audited)
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
September 4, 2010 – commission warrants	234,207	$2.95	294,000	$2.95
Warrants exercisable, end of period	234,207	$2.95	294,000	$2.95

During the six months ended November 30, 2009, no warrants have been granted, and 59,793 warrants at $2.95 per share have been exercised.  Subsequent to November 30, 2009, 65,337 share purchase warrants were exercised to acquire 65,337 common shares at $2.95 for the total proceeds of $192,744.  Accordingly, as at the date of this MD&A, there are 168,870 share purchase warrants outstanding, exercisable at $2.95.

Additional Sources of Information

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.ithmines.com.  Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.